Exhibit 99.1

CASI PHARMACEUTICALS ANNOUNCES

THIRD QUARTER 2024 BUSINESS AND FINANCIAL RESULTS

BEIJING, China (November 15, 2024) CASI Pharmaceuticals, Inc. (Nasdaq: CASI) (“CASI” or the “Company”), a Cayman incorporated biopharmaceutical company specializing in the development and commercialization of innovative therapeutics and pharmaceutical products, today reported business updates and financial results for the three months ended September 30, 2024.

Dr. Wei-Wu He, Chairman and CEO of CASI, said “The third quarter of 2024 marks a period of substantial progress for CASI as we continue to refine our company's strategic focus on the development for organ transplant rejection and autoimmune diseases. We just announced the Center for Drug Evaluation (CDE) of China's National Medical Products Administration (NMPA) has approved our Clinical Trial Application (CTA) for a phase 1/2 study of CID-103 in patients with chronic Immune Thrombocytopenia (ITP) in China. This China study is part of the global study that was approved by the US FDA in May. Furthermore, we are making steady progress towards filing the Investigational New Drug (IND) application for Antibody-Mediated Rejection (AMR) of renal allograft in the US.”

Third Quarter 2024 Financial Highlights

·	Total revenue was $7.8 million for the three months ended September 30, 2024, representing a 12% decrease compared to the same period in 2023 and a 96% increase compared to the second quarter of 2024.

·	Costs of revenues were $3.7 million for the three months ended September 30, 2024, compared to $3.6 million for the same period last year and $1.9 million for the second quarter of 2024.

·	Research and development expenses for the three months ended September 30, 2024, were $1.5 million, compared with $2.4 million in the same period in 2023, and $1.3 million for the second quarter of 2024. The R&D expenses in the same period last year included amortization of generic portfolio that was written off.

·	General and administrative expenses for the three months ended September 30, 2024, were $5.7 million, compared with $5.5 million for the same period in 2023 and $5.9 million for the second quarter of 2024.

·	Selling and marketing expenses for the three months ended September 30, 2024, were $4.9 million, compared with $2.5 million for the same period in 2023 and $4.4 million for the second quarter of 2024.

·	Net loss for the three months ended September 30, 2024, was $8.4 million, compared with $4.5 million for the same period in 2023 and $7.0 million in the second quarter in 2024.

Recent Development for Certain Litigation

In the third quarter of 2024, we initiated a civil litigation in a Chinese court against 17 former employees, many of whom joined Juventas Cell Therapy Ltd., for their misconduct during their employment at the Company. To date, the court has issued a decision granting the Company’s request to freeze the defendants’ assets during the pendency of the Company’s claims. The related proceedings are still in their early stages, and we cannot predict the final outcome of these proceedings at this time.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements:

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the non-binding proposal to acquire the Company’s certain business operations in China; the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company’s ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com

Financial Table Follows

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	September 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$16,537	$17,083
Investment in equity securities, at fair value	4,277	1,675
Short term investments	-	12,011
Accounts receivable	10,116	9,551
Amounts due from related parties	1,027	587
Inventories	12,925	15,877
Prepaid expenses and other	2,270	2,560
Total current assets	47,152	59,344

Long-term investments	2,246	1,686
Property, plant and equipment, net	8,488	9,241
Intangible assets, net	1,117	1,839
Right of use assets	3,911	2,392
Other assets	702	766
Total assets	$63,616	$75,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,764	$4,438
Accrued and other current liabilities	12,975	12,288
Total current liabilities	14,739	16,726

Long term borrowing	19,123	18,895
Other liabilities	15,907	15,482
Total liabilities	49,769	51,103

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	2	1
Treasury shares	(9,604)	(9,604)
Subscription Receivable	(1,975)	—
Additional paid-in capital	712,597	695,785
Accumulated other comprehensive loss	(1,468)	(1,200)
Accumulated deficit	(685,705)	(660,817)
Total shareholders’ equity	13,847	24,165
Total liabilities and shareholders’ equity	$63,616	$75,268

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenues	7,793	8,838	15,181	27,005

Costs of revenues	3,748	3,648	7,263	11,012

Gross profit	4,045	5,190	7,918	15,993

Operating expenses:
Research and development	1,521	2,399	5,251	7,547
General and administrative	5,701	5,521	16,456	18,967
Selling and marketing	4,908	2,518	13,069	11,300
Other operating income	—	—	—	(1,306)
Gain on disposal of intangible assets	—	—	(500)	—
Foreign exchange loss (gain)	379	(153)	349	(168)
Total operating expense	12,509	10,285	34,625	36,340

Loss from operations	(8,464)	(5,095)	(26,707)	(20,347)

Non-operating income (expense):
Interest (expense) income, net	(61)	161	(177)	502
Other (expense) income, net	(5)	473	171	513
Changes in fair value of investments	1,251	10	2,941	(1,068)
Loss before income tax expense and share of net loss in an equity investee	(7,279)	(4,451)	(23,772)	(20,400)
Income tax benefit	—	—	—	80
Share of net loss in an equity investee	(1,116)	(15)	(1,116)	(47)
Net loss	(8,395)	(4,466)	(24,888)	(20,367)
Less: loss attributable to redeemable noncontrolling interest	—	(600)	—	(1,860)
accretion to redeemable noncontrolling interest redemption value	—	769	—	2,376
Net loss attributable to CASI Pharmaceuticals, Inc.	(8,395)	(4,635)	(24,888)	(20,883)

Weighted average number of ordinary shares outstanding (basic and diluted)	15,294,393	13,378,175	14,069,746	13,354,123
Net loss per share (basic and diluted)	(0.55)	(0.35)	(1.77)	(1.56)

Comprehensive loss:
Net loss	(8,395)	(4,466)	(24,888)	(20,367)
Foreign currency translation adjustment	(48)	(171)	(268)	(2,150)
Total comprehensive loss	(8,443)	(4,637)	(25,156)	(22,517)
Less: comprehensive loss attributable to redeemable noncontrolling interest	—	(746)	—	(3,094)
Comprehensive loss attributable to ordinary shareholders	(8,443)	(3,891)	(25,156)	(19,423)